February 20, 2025

Ian Shan
Chief Financial Officer
JD.com, Inc.
20th Floor, Building A , No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People   s Republic of China

       Re: JD.com, Inc.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-36450
Dear Ian Shan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Shu Du